UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-91178
          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Park National Corporation
Employees Stock Ownership Plan
          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION
     The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm — Ernst & Young LLP
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004
Notes to Financial Statements — December 31, 2005
Supplemental Schedules:
Schedule of Assets (Held at End of Year), Schedule H, Line 4(i) — December 31, 2005
Schedule of Reportable Transactions, Schedule H, Line 4(j) — December 31, 2005
The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

SIGNATURES
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN

By THE PARK NATIONAL BANK, Trustee

Date: June 5, 2006	By:	/s/ John W. Kozak

Printed Name: John W. Kozak

	Title:	Senior Vice President and Chief Financial Officer

Financial Statements and Supplemental Schedules
Park National Corporation Employees
Stock Ownership Plan
Years Ended December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

Park National Corporation Employees
Stock Ownership Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Executive Committee of the Board of Directors
Park National Corporation
We have audited the accompanying statements of net assets available for benefits of the Park National Corporation Employees Stock Ownership Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Columbus, Ohio
May 4, 2006

Park National Corporation Employees
Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Cash and cash equivalents	$313,817	$538,217

Investments:
Park National Corporation Common Stock	57,470,291	70,600,102
Mutual Funds	11,014,769	11,209,121
Certificates of Deposit, issued by Park National Corporation bank affiliates	2,578,328	2,584,925

Total investments	71,063,388	84,394,148

Contributions receivable:
Employer	2,000	79,953
Employee	4,000	78,326

	6,000	158,279

Accrued interest and dividends	530,478	492,845

	530,478	492,845

Net assets available for benefits	$71,913,683	$85,583,489

See accompanying notes.

Park National Corporation Employees
Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004

Additions
Investment (loss) income:
Net realized and unrealized (depreciation) appreciation in fair value of investments	$(17,266,634)	$15,382,658
Interest and dividends	2,299,530	2,072,924

Total investment (loss) income	(14,967,104)	17,455,582

Contributions:
Employer	1,741,382	1,547,725
Employee	3,684,649	3,296,587
Rollover	112,760	517,824

Total contributions	5,538,791	5,362,136

Net (decrease) increase before deductions	(9,428,313)	22,817,718

Deductions:
Benefit payments to participants	4,241,493	5,923,535

Net (decrease) increase in net assets available for benefits	(13,669,806)	16,894,183

Net assets available for benefits at beginning of year	85,583,489	68,689,306

Net assets available for benefits at end of year	$71,913,683	$85,583,489

See accompanying notes.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the Park National Corporation Employees Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (Park) who have one year of service, age eighteen or older, and worked at least 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) for 2005 and 2004 was $15,000 and $14,000.
Park provides a matching contribution at a level established annually by Park. For 2005 and 2004, Park matched 50% up to the first 15% of compensation contributed by the participant.
Participant Accounts
Each participant’s account is credited with the participant’s salary deferral and allocation of Park’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants’ accounts are 100% vested at all times.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Payments of Benefits
On termination of service and before age 59 1/2, a participant may elect to receive either a lump sum or rollover amount equal to the value of his or her account. After age 59 1/2, a participant may elect lump sum, rollover, or installments over a period certain not to exceed the participant’s (and his designated beneficiary’s) life expectancy.
ESOP
Effective January 1, 2002, the Plan was amended and restated to become an ESOP Plan that invests in Park National Corporation common stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation common stock. Participants have the ability to diversify their investments upon reaching age 55. The Plan has changed its name from Park National Corporation Employees Voluntary Salary Deferral Plan and Trust to Park National Corporation Employees Stock Ownership Plan. All other provisions of the Plan remain the same.
First Federal Bancorp Acquisition
On December 31, 2004, Park National Corporation (Park) acquired First Federal Bancorp, Inc., (First Federal), a savings and loan holding company headquartered in Zanesville, Ohio. First Federal’s prior plan was terminated and First Federal employees were eligible to participate in the Park National Corporation plan beginning on January 1, 2005. On January 3, 2005, Park acquired First Clermont Bank of Milford, Ohio. First Clermont’s prior plan was terminated and employees were eligible to participate in the Plan effective January 3, 2005.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis.
Valuation of Investments
Investments are stated at fair value. Park National Corporation common stock is valued at its quoted market price. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.
Administrative Expenses
All administrative expenses charged to the Plan are borne by Park. Trustee fees for the Plan are waived each year. Park also provides other accounting and administrative services to the Plan.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.
3. Plan Termination
Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
4. Investments
The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation. The Plan’s investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value during the years ended December 31, 2005 and 2004 as follows:

	December 31
	2005	2004

Park National Corporation Common Stock	$(17,613,216)	$14,576,652
Vanguard Institutional Index Fund	162,736	468,500
Vanguard Short-term Investment Grade Fund	(13,801)	(13,471)
Vanguard Growth Index Fund	36,027	36,058
Vanguard Institutional Extended Market Index Fund	87,955	154,716
Vanguard Balanced Index Fund	27,052	75,992
Vanguard Total International Stock Index Fund	71,021	85,452
Vanguard Intermediate-Term Bond Index Fund	(24,408)	(1,241)

	$(17,266,634)	$15,382,658

The following table represents the fair value of those investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004:

	December 31
	2005	2004

* Park National Corporation Common Stock	$57,470,291	$70,600,102
Vanguard Institutional Index 500 Portfolio Fund	5,534,037	5,784,318

	$63,004,328	$76,384,420

*	Nonparticipant-directed

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
5. Nonparticipant-Directed Investments
The following information represents the assets and the significant components of changes in assets related to the nonparticipant-directed portion of the Park National Corporation Common Stock investment. Initial contributions are deposited into the plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2005	2004

Investment, at fair value:
Park National Corporation Common Stock	$57,470,291	$70,600,102

Year Ended
December 31, 2005
Changes in assets:
Contributions	$5,454,509
Interest and dividend income	1,945,430
Distributions to participants	(2,916,534)
Net depreciation in fair value of investments	(17,613,216)

Decrease in assets	$(13,129,811)

6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
7. Party in Interest
     The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2005	2004

Park National Corporation Common Stock	$57,470,291	$70,600,102
Certificates of Deposit issued by Park National
Corporation Affiliates	2,578,328	2,584,925

	$60,048,619	$73,185,027

Costs and expenses incurred in administering the Plan are paid by Park, which totaled $134,586 and $134,586 for 2005 and 2004, respectively.
8. Form 5500 Reconciliation
Net assets available for benefits do not agree to the Form 5500 for 2005 and 2004. The Form 5500 total for net assets available for benefits does not include accrued interest and dividends of $530,478 in 2005 and $492,845 in 2004.
9. Stock Dividend
Park’s Board of Directors approved a 5% stock dividend in November 2004. The additional shares resulting from the dividend were distributed on December 15, 2004 to stockholders of record as of December 1, 2004.
10. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits

Park National Corporation Employees
Stock Ownership Plan
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2005
EIN 31-1179518
Plan 002

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor or Similar Party	Par, or Maturity Value	Cost	Value

Cash and Equivalents:
Northern Institutional Government Portfolio		**	$313,817

Total Cash and Equivalents			313,817

Common Stock:
* Park National Corporation Common Stock	559,921 shares	$74,734,438	57,470,291

Total Common Stock		74,734,438	57,470,291

Mutual Funds:
Vanguard Institutional Index Fund	48,539.928 shares	**	5,534,037
Vanguard Short-Term Investment Grade Bond Fund	93,088.182 shares	**	978,357
Vanguard Growth Index Fund	30,487.459 shares	**	839,625
Vanguard Institutional Extended Market Index Fund	28,787.686 shares	**	987,130
Vanguard Intermediate-Term Bond Index Fund	69,822.514 shares	**	723,361
Vanguard Balanced Index Fund	69,471.048 shares	**	1,376,916
Vanguard Total International Stock Index Fund	40,318.383 shares	**	575,343

Total Mutual Funds			11,014,769

Certificates of Deposit, issued by Park National Corporation bank affiliates:
* The Park National Bank		**	1,869,748
* Second National Bank		**	67,594
* The Richland Trust Company		**	640,986

Total Certificates of Deposit, issued by Park National Corporation affiliates			2,578,328

Total Assets Held at End of Year			$71,377,205

*	Indicates party-in-interest to the Plan.

**	Disclosure of historical cost is not required for participant-directed investments.

Park National Corporation Employees
Stock Ownership Plan
Schedule H, Line 4(j)
Schedule of Reportable Transactions
December 31, 2005
EI # — 31-1179518
Plan # 002

	(b)				(h)
	Description of Asset				Current Value
	Including Maturity Date,	(c)	(d)	(g)	of Asset on	(i)
(a)	Rate of Interest,	Purchase	Selling	Cost of	Transaction	Net Gain
Identity or Party Involved	Par or Maturity Value	Price	Price	Asset	Date	or (Loss)

Category (iii) — A series of transactions in excess of 5% of plan assets
Northern Govt Portfolio	Money Market Fund, 130 purchases	$7,356,461	$—	$7,356,461	$7,356,461	$—
Northern Govt Portfolio	Money Market Fund, 148 sales	—	7,395,699	7,395,699	7,395,699	—
Park National Corporation Common Stock	Common Stock, 112 purchases	6,079,420	—	6,079,420	6,079,420	—
There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2005.

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2005
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP